America Movil's subscriber base reached 33.2 million subscribers at the end of the first quarter, having increased by 1.6 million clients in the period. This increase reflects the organic growth of America Movil's subsidiaries as well as the incorporation of 237 thousand subscribers of Celcaribe, the Colombian company whose acquisition was completed in February and which has been consolidated in America Movil since then.

Revenues rose by 40.2% year-on-year, to 17.2 billion pesos, driven by service revenues. These exhibited a strong performance in the quarter, as they went up by 8.5%. Practically all of America Movil's subsidiaries registered good service revenue growth in the first quarter.

EBITDA reached 6.5 billion pesos in the period, 59% more than in the first quarter of 2002, on strong service revenues and cost containment. EBITDA represented 37.6% of total revenues.

The company's operating profits stood at 3.7 billion pesos in the period, or 21.6% of revenues, and were up 48.6% from the previous year. America Movil generated a net profit of 3.0 billion pesos, nearly doubling that of a year before. The net profit is equivalent to 0.23 pesos per share or 0.42 dollars per ADR.

In addition to completing the acquisition of Colombian wireless operator Celcaribe in the first quarter, America Movil entered into an agreement to purchase a 95% equity interest in Brazilian wireless company BSE, S.A. which provides services in the Northeastern region of Brazil.

America Movil's debt came down by 2.6 billion pesos in the first quarter. By the end of March, the ratio of net debt to EBITDA (last twelve months) had already been reduced to 1.44 times.
America Movil Fundamentals

	1Q03	4Q02	1Q02
EPS (Mex$)*	0.23	0.20	0.11
Earnings per ADR (US$)**	0.42	0.44	0.25
Net Income (millions of Mex$)	2,985	2,617	1,465
EBITDA (millions of Mex$)	6,467	5,819	4,067
EBIT (millions of Mex$)	3,712	3,615	2,498
Shares Outstanding (billion)	12.92	12.92	13.12
ADRs Outstanding (billion)	0.65	0.65	0.66
Exchange Rate Mex$/US$ Period Average:	10.9288	10.2071	9.0924
* Net Income / Total Shares outstanding
** 20 Shares per ADR

Relevant Events

On February 12th, America Movil closed the acquisition of a 95% interest in Colombian wireless operator Celcaribe. With Celcaribe's operations, which cover the Caribbean region of the country, America Movil has attained nationwide coverage in Colombia. The company's results are being consolidated in America Movil's since the beginning of that month.

On March 5th, America Movil, through its subsidiary Telecom Americas, entered into an agreement with Bell South Corporation and Verbier pursuant to which it will acquire an interest of approximately 95% in Brazilian wireless company BSE, S.A. The transaction, which is subject to various conditions, is expected to close in the second quarter of 2003. BSE operates in the Northeastern region of Brazil, with a population of 29.5 million people. Upon closing of this transaction America Movil's Brazilian footprint will cover an area with a population of 139.5 million inhabitants, approximately 82% of the country's population.

On April 7th, in a meeting of America Movil's shareholders, it was agreed that the company's dividend will be increased from 0.044 pesos per share in 2002 to 0.060 pesos per share this year. In the same meeting a new five billion pesos share-repurchase program was approved; it will begin to be executed once the existing program has been exhausted.

America Movil continued to improve the maturity profile of its debt with the completion of a new five-year syndicated loan in the Mexican bank market and a seven-year bond issue in the Colombian market. The Mexican transaction amounted to 1.75 billion pesos (approximately 165 million dollars) whereas the Colombian bond issue has a face value of 200 billion Colombian pesos (approximately 60 million dollars). By the end of April short term debt will represent 12.4% of the company's total debt, down from 22.1% in December.

America Movil's Subsidiaries & Affiliates as of March 2003

Country	Company	Business	Equity Participation	Consolidation Method
Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Guatemala	Telgua	wireless, wireline	96.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	80.6%	Global Consolidation Method
- Colombia	Comcel(1)	wireless	95.7%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	97.8%	Global Consolidation Method
- Argentina	Techtel	broadband, wireline	60.0%	Global Consolidation Method
- Brazil	Telecom Americas(2)	wireless	96.6%	Global Consolidation Method
Affiliates
- U.S.A	CompUSA	other	49.0%	Equity Method
- U.S.A	Telvista	other	44.2%	Equity Method
(1) Comcel holds directly 36.6% of Occel and America Movil holds indirectly 60.8% of Occel.
(2) Telecom Americas holds an equity participation of 100% in both, ATL and Tess and of around 81.5% in both, Telet and Americel.

Subscribers

America Movil's subscriber base reached 33.2 million by the end of March as the number of subscribers increased by 1.6 million in the first quarter, helped in part by the incorporation of Celcaribe's subscribers (nearly 240 thousand). Proportionate subscribers reached 32.3 million, almost one-third more than a year before.
Wireless Subscribers as of March 2003
Thousands
	Total (1)						Equity (3)
Country	Company	1Q03	4Q02	Var.%(2)	1Q02	Var.%(2)	1Q03	4Q02	Var.%(2)	1Q02	Var.%(2)

- Mexico	Telcel	20,752	20,067	3.4%	17,898	15.9%	20,752	20,067	3.4%	17,898	15.9%
- Guatemala	Sercom(4)	675	628	7.5%	460	46.8%	648	603	7.5%	434	49.4%
- Ecuador	Conecel	1,011	923	9.5%	546	85.1%	815	744	9.5%	335	143.6%
- Colombia	Comcel	3,273	2,822	16.0%	2,089	56.7%	3,132	2,700	16.0%	1,997	56.8%
- U.S.A.	Tracfone	2,212	1,968	12.4%	1,893	16.9%	2,164	1,925	12.4%	1,851	16.9%
		27,924	26,407	5.7%	22,886	22.0%	27,512	26,039	5.7%	22,515	22.2%

Telecom Americas
- Brazil	ATL	2,071	2,106	-1.7%	1,935	7.0%	1,999	2,033	-1.7%	885	125.8%
- Brazil	Telet	1,093	1,043	4.8%	851	28.5%	862	822	4.8%	296	190.6%
- Brazil	Americel	928	868	6.9%	640	45.0%	730	683	6.9%	221	230.8%
- Brazil	Tess	1,190	1,175	1.3%	1,078	10.4%	1,149	1,134	1.3%	493	132.9%
		5,282	5,192	1.7%	4,503	17.3%	4,740	4,673	1.4%	1,896	150.0%

Total		33,206	31,600	5.1%	27,390	21.2%	32,251	30,711	5.0%	24,410	32.1%
(1) Includes total subscribers of all companies in which America Movil holds an economic interest.
(2) Variations from 1Q03 with respect to the relevant quarters.
(3) Includes total subscribers weighted by the economic interest held in each company.
(4) Fixed line subscribers of Telgua stand at 823,264. If included in total subscribers, it adds up to 34,029 thousand customers.

Telcel's subscriber base grew by 686 thousand clients in the quarter, to 20.8 million. Telcel contributed over half of America Movil's net subscriber additions in the quarter (not counting the incorporation of Celcaribe's).

Tracfone was the second largest contributor of subscribers in the first quarter, with 244 thousand net additions. Its subscriber base surpassed the 2 million-subscriber mark to reach 2.2 million clients.

Comcel in Colombia, gained 215 thousand subscribers in the period, in addition of those obtained with the purchase of Celcaribe, to finish the quarter with 3.3 million subscribers. In Ecuador 88 thousand subscribers were added in the period leading its subscriber base to exceed one million while in Guatemala 47 thousand subscribers came on board.

In Brazil Telecom Americas' subscriber base reached 5.3 million, with Telet, Americel and Tess contributing 125 thousand new subscribers.

In addition to its wireless clients America Movil had 823 thousand wireline subscribers at the end of March.

America Movil Consolidated Results

Strong service revenues, seasonally weaker equipment sales and good containment of costs led to a strong rise in America Movil's EBITDA in the first quarter of the year and helped bring about a solid increase in net income even after allowing for greater depreciation and amortization charges and a reserve for new taxes on service revenues in Mexico.

Service revenues soared by 8.5% sequentially and 40.6% annually, to 15.3 billion pesos, driving a 4.3% increase in total revenues quarter-on-quarter and 40.2% year-on-year. With total costs and expenses mostly flat even after the incorporation of a new reserve for taxes on a portion of Telcel's service revenues, EBITDA was up 9.7% in the quarter (59.0% annually), to 6.5 billion pesos. The EBITDA margin reached 37.6%, an improvement of 1.8 percentage points on the previous quarter's and of 4.4 points relative to a year before.

Depreciation and amortization charges were up 23.4% in the quarter, as a consequence of the revaluation of the assets of the Colombian and Brazilian operations that took place last December. The accounting figures in those countries had not corrected for years of inflation and devaluation, which had resulted in misleadingly low values for the assets.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of Mex$
	1Q03	4Q02	Var.%	1Q02	Var.%

Service Revenues	15,334	14,131	8.5%	10,910	40.6%
Equipment Revenues	1,859	2,359	-21.2%	1,357	37.0%
Total Revenues	17,194	16,490	4.3%	12,267	40.2%

Cost of Service	3,927	3,387	15.9%	2,904	35.2%
Cost of Equipment	3,498	3,872	-9.7%	2,240	56.2%
Selling, General & Administrative Expenses	3,302	3,335	-1.0%	3,056	8.1%
Total Costs and Expenses	10,727	10,594	1.3%	8,200	30.8%

EBITDA	6,467	5,896	9.7%	4,067	59.0%
% of Total Revenues	37.6%	35.8%		33.2%

Depreciation & Amortization	2,754	2,232	23.4%	1,569	75.6%

EBIT	3,712	3,663	1.3%	2,498	48.6%
% of Total Revenues	21.6%	22.2%		20.4%

Net Interest Expense	161	303	-46.9%	155	3.7%
Other Financial Expenses	167	299	-43.9%	-123	235.6%
Foreign Exchange Loss	412	-385	206.9%	-116	n.m.
Monetary Result	-1,046	-1,546	32.3%	-349	-200.2%
Comprehensive Financing Cost (Income)	-306	-1,330	77.0%	-433	29.2%

Other Income and Expenses	96	-195	149.4%	103	-6.8%
Income & Deferred Taxes	913	400	128.1%	742	23.2%
Net Income before Minority Interest and Equity	3,009	4,787	-37.2%	2,086	44.2%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	18	30	-38.9%	567	-96.8%
Minority Interest	6	-22	126.7%	-27	122.2%

Net Income	2,985	2,652	12.5%	1,545	93.2%

*n.m. = not meaningful
*n.a. = not available

The operating profit came in at 3.7 billion pesos, or 21.6% of revenues, having increased by 48.6% relative to the same period of 2002. Without the new provision for taxes at Telcel the operating profit would have increased by 7.4% in the first quarter in relation to the previous one.

A net comprehensive financing income of 306 million pesos was registered in the quarter, down from the 1.3 billion pesos of the preceding quarter. The difference is mostly attributable to foreign exchange movements, as the foreign exchange gains of the fourth quarter were canceled in the first quarter.

Income and deferred taxes amounted to 913 million pesos in the period, up from 400 million pesos in the fourth quarter and 742 million a year earlier. The increase reflects seasonal factors but also the greater income generated by the company.

America Movil's net income came in at 3.0 billion pesos in the quarter and was nearly twice as high than the one registered in the first quarter of 2002. It represented 0.23 pesos per share, or 0.42 dollars per ADR.

The company's debt ended the quarter at 45.1 billion pesos, down from 47.7 billion pesos at the end of 2002. This reduction in America Movil's gross debt came about even after the incorporation of Celcaribe's debt (87 million dollars), and resulted among other things from the payment of the amount outstanding (170 million dollars) in connection with the purchase last year of Bell Canada International's interest in Telecom Americas. It is of interest to note that the principal amount of America Movil's debt has come down from 4,847 million dollars-equivalent in August 2002 (after the consolidation of Telecom Americas) to 4,140 million dollars-equivalent at the end of March.

The cash and securities position of America Movil stood at 8.8 billion pesos at the end of March, which implied a level of net debt of 36.3 billion pesos, down 0.7 billion pesos from December (again, after the purchase price including debt of Celcaribe has been taken into account). At the close of the first quarter the cash and securities position of America Movil continued to exceed the level of short term debt, and the ratio of net debt to EBITDA (last twelve months) had again been reduced, to 1.44 times.
BALANCE SHEET
America Movil Consolidated
Millions of Mex$
	Mar-03	Dec-02	Var.%		Mar-03	Dec-02	Var.%

Current Assets				Current Liabilities
Cash & Securities	8,846	10,742	-17.7%	Short Term Debt*	8,038	11,113	-27.7%
Accounts Receivable	4,945	5,372	-8.0%	Accounts Payable	8,898	10,275	-13.4%
Other Current Assets	2,459	1,920	28.1%	Other Current Liabilities	4,516	4,728	-4.5%
Inventories	2,589	3,047	-15.1%		21,452	26,116	-17.9%
	18,839	21,082	-10.6%

Long-Term Assets
Plant & Equipment	62,232	60,601	2.7%
Investments in Affiliates	3,291	3,207	2.6%	Long-Term Liabilities
				Long Term Debt	37,092	36,605	1.3%
Deferred Assets				Other Long-Term Liabilities	2,047	2,045	0.1%
Goodwill (Net)	5,842	6,104	-4.3%		39,139	38,650	1.3%
Brands & Licenses (Net)	24,922	22,200	12.3%
Deferred Assets	1,250	1,414	-11.6%	Shareholder's Equity	55,783	49,842	11.9%

Total Assets	116,375	114,608	1.5%	Total Liabilities and Equity	116,375	114,608	1.5%
* Includes current portion of Long Term Debt
*n.m. = not meaningful

Telcel

Telcel managed to post a 5.6% sequential and 37.1% annual increase in EBITDA in the first quarter of 2003 on the back of strong service-revenue growth and in spite of the establishment of a reserve associated with the payment of new taxes on service revenues. The quarter's EBITDA came in at 4.6 billion pesos and represented 40.4% of total revenues, up nearly five percentage points relative to the EBITDA margin observed the year before. In the absence of the reserve for taxes mentioned above, Telcel's EBITDA margin would have reached 42.3% in the first quarter.
INCOME STATEMENT (in accordance with Local GAAP)
Telcel
Millions of Mex$
	1Q03	4Q02	Var.%	1Q02	Var.%

Service Revenues	10,107	9,558	5.7%	8,338	21.2%
Equipment Revenues	1,265	1,683	-24.8%	1,076	17.6%
Total Revenues	11,372	11,240	1.2%	9,414	20.8%

Cost of Service	2,609	2,359	10.6%	2,197	18.7%
Cost of Equipment	2,112	2,588	-18.4%	1,668	26.6%
Selling, General & Administrative Expenses	2,060	1,948	5.7%	2,201	-6.4%
Total Costs & Expenses	6,780	6,894	-1.6%	6,066	11.8%

EBITDA	4,592	4,347	5.6%	3,348	37.1%
%	40.4%	38.7%		35.6%

Depreciation & Amortization	1,164	1,072	8.6%	865	34.5%

EBIT	3,428	3,275	4.7%	2,483	38.1%
%	30.1%	29.1%		26.4%

Service revenues totaled 10.1 billion pesos in the quarter, up 5.7% sequentially and 21.2% annually; while total revenues were up 20.8% year-on-year, to 11.4 billion pesos. The increase in revenues took place in spite of the reduction by Telcel of the price per minute of airtime in its 100 peso prepaid cards. This measure, effective January 1st, brought about a 20% reduction in the price per minute charged on those cards, which represent the majority of the prepaid cards it sells in the Mexican market.

Partly as a result of this measure the usage of wireless services continued to increase: prepaid MOU was up 6.3% in the quarter, and helped bring about a 7.1% rise in prepaid ARPU. The latter has trended up for four consecutive quarters.

Operating profits totaled 3.4 billion pesos in the quarter, exceeding by 38.1% those registered a year before. EBITDA and operating profits benefited from the reduction in the churn rate observed in the quarter, to 3.0%. The churn rate was lower than the one seen in the first quarter of 2002 (3.2%).
Telcel's Operating Data

	1Q03	4Q02	Var. %*	1Q02	Var. %*
Licensed Pops (millions)	102	102	0.3%	101	1.5%
Subscribers (thousands)	20,752	20,067	3.4%	17,898	15.9%
Postpaid	1,364	1,342	1.6%	1,202	13.4%
Prepaid	19,389	18,724	3.5%	16,696	16.1%
MOU	74	72	2.9%	63	17.8%
Postpaid	310	321	-3.5%	294	5.4%
Prepaid	58	54	6.3%	46	24.1%
ARPU (Mex$)**	165	160	3.1%	153	7.8%
Postpaid	940	952	-1.3%	921	2.1%
Prepaid	110	103	7.1%	94	17.0%
Churn (%)	3.0%	4.1%		3.2%
* Percentage change from 1Q03 relative to 4Q02 and 1Q02
** ARPUs excluding equipment revenues

Telgua

America Movil's subsidiary in Guatemala added 47 thousand wireless subscribers during the first quarter of the year, to reach a total of 675 thousand clients. The number of Telgua's fixed lines rose to 823 thousand, 19.5 thousand more than at the end of the previous year.
INCOME STATEMENT (in accordance with Local GAAP)
Telgua
Millions of US$
	1Q03	4Q02	Var.%	1Q02	Var.%

Service Revenues	110	117	-6.0%	112	-1.9%
Equipment Revenues	5	7	-27.4%	3	86.9%
Total Revenues	115	123	-7.1%	115	0.1%

Cost of Service	10	14	-24.8%	9	15.0%
Cost of Equipment	8	14	-42.0%	7	11.5%
Selling, General & Administrative Expenses	29	42	-29.7%	29	1.7%
Total Costs & Expenses	47	69	-31.2%	45	5.9%

EBITDA	67	54	23.4%	70	-3.6%
%	58.6%	44.1%		60.8%

Depreciation & Amortization	29	27	4.6%	28	3.8%

EBIT	38	27	42.3%	42	-8.5%
%	33.6%	21.9%		36.7%

Net sales totaled 115 million dollars, practically unchanged relative to a year before. On a sequential basis both revenues and costs came down on account of seasonal factors, by 7.1% and 31.2% respectively.

The company's EBITDA stood at 67 million dollars, an improvement of 13 million dollars quarter over quarter, with the EBITDA margin shooting up by 14.5 percentage points to 58.6%. The operating profit reached 38 million dollars, or 33.6% of revenues.
Sercom's Operating Data

	1Q03	4Q02	Var. %*	1Q02	Var. %*
Licensed Pops (millions)	12	12	0.3%	12	1.1%
Subscribers (thousands)	675	628	7.5%	460	46.8%
Postpaid	67	61	9.0%	47	43.8%
Prepaid	608	566	7.4%	413	47.1%
MOU	213	216	-1.4%	214	-0.4%
Postpaid	438	466	-6.1%	332	32.0%
Prepaid	188	188	-0.2%	200	-5.8%
ARPU (US$)	15	15	3.3%	18	-14.8%
Postpaid	39	36	10.4%	49	-18.9%
Prepaid	13	13	0.9%	14	-11.2%
Churn (%)	1.4%	1.1%		0.8%
* Percentage change from 1Q03 relative to 4Q02 and 1Q02

Telecom Americas

America Movil's Brazilian unit reached a total of 5.3 million clients at the end of the quarter, an increase of 89 thousand subscribers sequentially and 779 thousand annually. During the period, Americel contributed with two thirds of the companies' net additions.

Telecom Americas experienced strong service revenue growth in the quarter which, coupled with seasonally weak equipment sales, brought about a sharp increase in EBITDA. Service revenues totaled 488 million reais in the quarter (140 million dollars), up 6.7% sequentially and 16.0% annually, while total revenues were up 14.5% year-on-year, to 549 million reais (158 million dollars).

INCOME STATEMENT (in accordance with Local GAAP)
Telecom Americas
Millions of R$
	1Q03	4Q02	Var.%	1Q02	Var.%

Service Revenues	488	457	6.7%	420	16.0%
Equipment Revenues	61	123	-50.1%	59	4.0%
Total Revenues	549	580	-5.3%	479	14.5%

Cost of Service	136	115	18.5%	110	23.9%
Cost of Equipment	101	183	-45.0%	88	14.4%
Selling, General & Administrative Expenses	127	145	-12.2%	124	2.4%
Total Costs & Expenses	364	443	-17.8%	322	13.0%

EBITDA	185	137	35.0%	157	17.6%
%	33.6%	23.6%		32.8%

Depreciation & Amortization	160	167	-4.5%	155	2.8%

EBIT	25	-30	182.2%	2	n.m.
%	4.5%	-5.2%		0.4%
Exchange Rates R$/US$ End of Period and Avg. 1Q03: $ 3.4 and $ 3.5, respectively.
* n.m. = not meaningful

At 185 million reais (53 million dollars), EBITDA was up 35.0% in the quarter and 17.6% compared to the previous year. The EBITDA margin stood at 33.6%. As regards operating income, the company generated 25 million reais, compared to 2 million reais a year before.
Telecom Americas' Operating Data

	1Q03	4Q02	Var. %*	1Q02	Var. %*
Licensed Pops (millions)**	110	110	0.1%	60	82.7%
Subscribers (thousands)	5,282	5,192	1.7%	4,503	17.3%
Postpaid	793	800	-0.9%	694	14.2%
Prepaid	4,489	4,392	2.2%	3,809	17.8%
MOU	86	96	-10.7%	99	-13.2%
Postpaid	195	213	-8.4%	199	-1.8%
Prepaid	66	74	-10.9%	81	-17.7%
ARPU (R$)	32	32	0.5%	32	-1.9%
Postpaid	88	84	5.3%	85	3.8%
Prepaid	21	22	-1.3%	22	-4.5%
Churn (%)	2.0%	1.9%		1.5%
* Percentage change from 1Q03 relative to 4Q02 and 1Q02
** 1Q03 and 4Q02 figures include the population covered with the new licenses bought in Brazil

Comcel

Comcel's subscriber base reached 3.3 million at the end of March, 16% more than at the end of 2002 and 56.7% higher than in the same month of 2002. The increase in the subscriber base during the quarter, 452 thousand, includes the incorporation of those subscribers obtained with the acquisition of Celcaribe (237 thousand).
INCOME STATEMENT (in accordance with US GAAP)
Comcel
Billion of COP$
	1Q03	4Q02	Var. %	1Q02	Var. %

Service Revenues	304	265	14.5%	198	53.2%
Equipment Revenues	14	18	-22.5%	21	-34.3%
Total Revenues	318	284	12.1%	220	44.7%

Cost of Service	55	46	19.9%	40	39.8%
Cost of Equipment	80	64	23.7%	57	38.9%
Selling, General & Administrative Expenses	79	69	13.3%	59	33.0%
Total Costs & Expenses	214	180	18.7%	156	36.9%

EBITDA	104	104	0.6%	64	63.7%
%	32.8%	36.6%	-10.2%	29.0%	13.2%

Depreciation & Amortization	76	66	14.8%	55	38.9%

EBIT	29	38	-24.2%	9	211.9%
%	9.0%	13.3%		4.2%
Exchange Rates COP$/US$ End of Period and Avg. 1Q03: $ 2,958 and $ 2,949, respectively.

Celcaribe's results have been consolidated in Comcel's since the beginning of February. Including them, total revenues of Comcel rose to 318 billion Colombian pesos (108 million dollars) and were up by 12.1% sequentially and nearly 45% annually. Service revenues were up over 50% year-on-year.

EBITDA remained at 104 billion Colombian pesos (35 million dollars), practically unchanged relative to the previous quarter but up 63.7% year on year. Relative to revenues, EBITDA stood at 32.8% in the first quarter, nearly four percentage points more than a year earlier. At 29 billion Colombian pesos (10 million dollars) Comcel's operating profits trebled relative to those registered in the same period of 2002.
Comcel's Operating Data

	1Q03	4Q02	Var. %*	1Q02	Var. %*
Licensed Pops (millions)	44	35	27.6%	35	26.7%
Subscribers (thousands)	3,273	2,822	16.0%	2,089	56.7%
Postpaid	1,052	896	17.5%	492	114.0%
Prepaid	2,221	1,926	15.3%	1,598	39.0%
MOU	81	83	-2.5%	76	6.2%
Postpaid	220	237	-7.1%	264	-16.8%
Prepaid	15	16	-2.2%	20	-22.0%
ARPU (COP$)	32,767	33,380	-1.8%	33,119	-1.1%
Postpaid	77,428	83,421	-7.2%	96,652	-19.9%
Prepaid	11,834	11,610	1.9%	14,139	-16.3%
Churn (%)	2.4%	2.1%		2.5%
* Percentage change from 1Q03 relative to 4Q02 and 1Q02

Conecel

Conecel, in Ecuador, registered a 9.5% increase in its subscriber base relative to the prior quarter and 85.1% on an annual basis, surpassing the one million-subscriber mark by the end of the first quarter.

Service revenues rose by 10% sequentially and 52.2% annually, to 35 million dollars. The strong performance of service revenues and the seasonally weak equipment sales resulted in a major jump in EBITDA, to 17 million dollars, up 33.1% on the quarter and almost double the one observed a year before. The EBITDA margin hit 46.2%.
INCOME STATEMENT (in accordance with Local GAAP)
Conecel
Millions of US$
	1Q03	4Q02	Var.%	1Q02	Var.%

Service Revenues	35	31	10.0%	23	52.2%
Equipment Revenues	3	6	-52.7%	2	44.1%
Total Revenues	38	38	-0.4%	25	51.5%

Cost of Service	5	5	1.6%	4	32.5%
Cost of Equipment	4	8	-44.8%	3	27.0%
Selling, General & Administrative Expenses	11	12	-8.9%	9	26.7%
Total Costs & Expenses	20	25	-18.1%	16	28.1%

EBITDA	17	13	33.1%	9	92.4%
%	46.2%	34.6%		36.4%

Depreciation & Amortization	7	7	2.5%	7	6.9%

EBIT	10	6	66.6%	2	315.9%
%	27.7%	16.5%		10.1%
*n.m. = not meaningful

Conecel's Operating Data

	1Q03	4Q02	Var. %*	1Q02	Var. %*
Licensed Pops (millions)	12	12	0.4%	12	2%
Subscribers (thousands)	1,011	923	9.5%	546	85.1%
Postpaid	81	77	5.6%	70	16.6%
Prepaid	930	846	9.9%	477	95.1%
MOU	54	56	-3.7%	66	-18.8%
Postpaid	217	225	-3.5%	207	4.8%
Prepaid	40	39	1.2%	45	-12.1%
ARPU (US$)	11	11	-0.3%	13	-17.3%
Postpaid	47	48	-3.3%	45	3.0%
Prepaid	8	7	5.2%	9	-7.7%
Churn (%)	3.6%	3.3%		3.4%
* Percentage change from 1Q03 relative to 4Q02 and 1Q02

An operating profit of 10 million dollars in the quarter, or 27.7% of revenues, was approximately four times larger than the one corresponding to the first quarter of 2002.

Tracfone

Tracfone displayed the best rate of subscriber growth amongst America Movil's subsidiaries during the first quarter of 2003 (not including the incorporation of Celcaribe's subscribers), to reach 2.2 million clients after net additions of 244 thousand.

Accumulated revenues through March amounted to 125 million dollars and were 39.6% higher than those obtained in the last quarter of 2002. Year-on-year, revenues rose by 14.5%.

The strong subscriber growth brought about an increase in subscriber acquisition costs, which in turn was reflected in an EBITDA loss of 6 million dollars in the quarter and an operating loss of 10 million dollars. Relative to revenues, the EBITDA loss is somewhat less than half the one observed in the first quarter of 2002.
INCOME STATEMENT (in accordance with US GAAP)
TracFone
US$ millions
	1Q03	4Q02	Var.%	1Q02	Var.%

Airtime Revenues	101	77	31.8%	91	10.6%
Phone Revenues	24	13	85.3%	18	34.4%
Total Revenues	125	90	39.6%	109	14.5%

Airtime Cost	38	23	64.5%	42	-9.7%
Phone Cost	59	31	91.8%	38	53.9%
Gross Profit	28	35	-22.0%	28	-2.8%
Gross Profit - Airtime	63	53	17.6%	49	28.1%

Selling, General & Administrative Expenses	29	27	7.0%	33	-12.5%
Acquisition Costs	5	9	-43.7%	6	-21.9%

EBITDA	-6	0	n.m.	-11	43.7%
%	-4.8%	-0.1%		-9.9%

Depreciation & Amortization	4	4	-2.1%	4	-13.4%

EBIT	-10	-4	-145.4%	-15	34.9%
%	-7.9%	-4.5%		-13.9%
* n.m. = not meaningful

It is of interest to note that Tracfone's churn rate has diminished significantly, from 5.7% in the first three months of 2002 to 3.0% in the most recent quarter and that usage has increased, with MOUs rising by 34% year-on-year.
Tracfone's Operating Data

	1Q03	4Q02	Var. %*	1Q02	Var. %*
Licensed Pops (millions)	286	286	0.2%	285	0.4%
Subscribers (thousands)	2,212	1,968	12.4%	1,893	16.9%
MOU	55	47	16.7%	41	33.9%
ARPU (US$)	16	16	-0.7%	16	1.2%
Churn (%)	3.0%	4.5%		5.7%
* Percentage change from 1Q03 relative to 4Q02 and 1Q02